Exhibit 4.61

EXCLUSIVE RAGNAROK ONLINE

LICENSE AND DISTRIBUTION AGREEMENT

This License Agreement (hereinafter referred to as “Agreement”) is made and entered into on this 1st day of April, 2016, (hereinafter referred to as “Effective Date”), by and between Gravity Co., Ltd., a corporation duly organized and existing under the laws of the Republic of Korea (hereinafter referred to as “Korea”) and having its principle office at 15F, Nuritkum Square R&D Tower, Worldcup Buk-Ro 396, Sangam-Dong, Mapo-Gu, Seoul, 03925, Korea (hereinafter referred to as “Licensor”), and Electronics Extreme Ltd., a corporation duly organized and existing under the laws of Thailand and having its principal office at 20-99 Thanawat Building, 8th Fl., Soi Chulakasem 6 Ngamwongwan Rd.,Bangkhen, Nonthaburi, 11000, Thailand (hereinafter referred to as “Licensee”).

RECITALS

WHEREAS, Licensor has developed, and owns all rights in, computer programs of PC online game “RAGNAROK ONLINE” (hereinafter referred to as “Game”);

WHEREAS, Licensee desires to enter into an exclusive license agreement with Licensor under the mutual terms and conditions specified herein pursuant to which Licensee will make the Game available to End Users in the Territory specified below; and

WHEREAS, Licensor desires to grant such license to Licensee under the mutual terms and conditions herein, specified below.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and for other good and valuable consideration, the Parties hereto agree as follows:

ARTICLE 1: DEFINITIONS

The terms defined in this Article shall have the meaning ascribed to them herein whenever they are used in this Agreement, unless otherwise clearly indicated by the context.

“Agreement” shall have the meanings set forth in the introductory section of this agreement, and all annexes, amendments and supplements hereto.

“Billing System” shall mean the software and hardware necessary to calculate the Gross Sales Amount.

“Business Days” shall mean any days other than Saturday, Sunday and any other day designated as a legal holiday by the Republic of Korea or Thailand government.

“Client Program” shall mean a software program that runs on End Users’ personal computer and allow End Users to access the Servers for playing the Local Version.

“Closed Beta Test” or “CBT” shall mean the secured and non-public testing of the beta version of the Local Version by a selected group of end users prior to the OBT, which is to be performed by Licensee in the Territory.

“Commercial Launch Date” shall mean when Licensee commercially launches the Local Version for the first time, in the Territory.

“Commercial Service” shall mean offering the Local Version to the End Users after Commercial Launch Date.

“Confidential Information” shall mean all materials, know-how, software or other similar types of information including, but not limited to, proprietary information and materials regarding a Party’s technology, products, business information or objectives, including the software for the Game, the Local Version and Technical Information as defined in this Agreement, as well as all information which is designated as confidential in writing by the providing Party or which is the type that is customarily considered to be confidential information by persons engaged in similar activities.

“End Users” shall mean the users of the Local Version in the Territory, who are offered or provided access to the Local Version through a network game service system established and operated by Licensee with individually assigned ID Numbers for each End User.

“Game” shall mean the Korean or English language version of massively multiplayer online role-playing game played by using the Client Program (“MMORPG”) known as “Ragnarok Online” and shall further be defined as including any modified or advanced version of the Game distributed by Licensor for error correcting, updating or debugging purpose, under the same title. Any subtitled version, series or Sequel to the Game, or other language version of the Game, or other type or genre of the Game ( including but not limited to i) mobile game, ii) arcade game, iii) video game, iv) social network game provided through social networks including, without limitation, Facebook, Google, Twitter, and v) other genre of online game than MMORPG ) which may be developed or distributed by Licensor shall be clearly excluded from the scope of the Game and, if Licensee wishes to service specific kind(s) of them, additional separate license agreement shall be executed.

“Game Database” shall mean all the data collected and used to operate the Local Version, including, but not limited to the personal identification information of End Users and game-play information such as character appearances(e.g., face/body), character attributes(e.g., level/ experience, point/skill), item inventories and statistics in relation to End Users’ playing the Local Version

“Game Points” shall mean cyber points upon Prepaid Cards or accounts of End Users.

“Gross Sales Amount” shall mean the total sales revenue recognized by Licensee, without any deduction, in accordance with generally accepted accounting principle in the Territory that is generated from the sale and distribution of the Local Version in the Territory, including but not limited to the sales of Prepaid Cards, provided that the Gross Sales Amount shall not include the following deductions:

(a) value added tax (VAT), to the extent that the total amount of such taxes do not exceed Seven percent ( 7% ) of the Gross Sales Amount;

(b) any amount of repayment to End Users, subject to Licensor’s approval, according to the policy of Licensee or applicable laws or regulations in the Territory.

“ID Number” shall mean an identification number assigned to each End User, with which such End User can access and use the network game service system established and operated by Licensee.

“Intellectual Property” shall mean all patents, designs, utility models, copyrights, know-how, trade secrets, trademarks, service mark, trade dress and any other intellectual property rights, whether registered or not, in or related to the Game, the Local Version and/or Technical Information.

“Local Language” shall mean Thai language as used in the Territory.

“Local Version” shall mean the Game provided in the Local Language.

“Minimum Royalty” or “MG” shall mean the minimum guaranteed Royalty paid to Licensor in advance by Licensee. The Royalty shall be deemed as fully paid until the accumulated Royalty reaches the Minimum Royalty paid to Licensor. For the avoidance of doubt, Licensee shall actually pay the Royalty after the accumulated Royalty exceeds the Minimum Royalty.

“Open Beta Test” or “OBT” shall mean the secured testing of the beta version of the Local Version by offering the Local Version to the general public for free trial for a limited period of time prior to the Commercial Launch Date of the Local Version, which is to be performed by Licensee in the Territory.

“Parties” and “Party” shall mean Licensor and Licensee, collectively and individually, respectively.

“Prepaid Cards” shall mean the tangible or intangible card containing a unique code or other unique identifying information purchased by End Users to access the Local Version.

“Private Server” shall mean the server privately established and operated by a third party without any authorization from Licensor or Licensee for providing end users with a game identical or similar to the Game or the Local Version.

“Sequel” shall mean any new MMORPG based on the Game or the Local Version that (i) reflects a substantially different gameplay than the Game or the Local Version, (ii) does not interoperate with the existing Game or the Local Version, (iii) is capable of being played as a MMORPG separate and apart from the Game or the Local Version, and (iv) is commercially launched as a separate MMORPG apart from the Game or the Local Version.

“Servers” shall mean the servers established, installed and operated by Licensee within the Territory only for the service of the Local Version to End Users in the Territory.

“Sublicensing” shall mean a license granting a portion or all of the rights, to a third party by Licensee, which has been granted to Licensee under this Agreement. When used as a verb, “Sublicense” means to engage in Sublicensing.

“Technical Information” shall mean the software, know-how, data, test result, layouts, artwork, processes, scripts, concepts and other technical information on or in relation to the Game and/or the Local Version, and the installation, operation, maintenance, service and use thereof.

“Territory” shall mean Thailand.

ARTICLE 2: GRANT OF LICENSE

2.1

Licensor hereby grants to Licensee, and Licensee hereby accepts from Licensor, under the terms and conditions set forth in this Agreement, a non-transferable, royalty-bearing and exclusive license to do the followings within the Territory during the period of this Agreement;

(a)	To maintain and operate the Local Version within the Territory, and to grant End Users to access such Local Version within the Territory;

(b)	To reproduce, in object code form only, and to market, distribute and sell to End Users or potential End Users, the Client Program in CD-Rom medium format or through the Internet;

(c)	To generate, market, promote, sell and distribute Prepaid Cards in accordance with market demands; and

(d)	To grant End Users to access the Local Version.

2.2

Licensee acknowledges and agrees that it has no rights or claims of any type to the Game and the Local Version except such rights as created by this Agreement, and the Licensee irrevocably waives and releases any claim to title and ownership rights (including trade secret and copyright ownership) in the Game and the Local Version.

2.3	Unless explicitly approved in writing by Licensor, Licensee shall have no right to Sublicense the rights granted under this Article 2.

2.4

Licensee is permitted to appoint sub-distributors to market, promote, sell and distribute the Client Program in CD-Rom medium and the Prepaid Cards for the local service, provided that Licensee agrees to be responsible for each sub-distributor’s compliance with all of the terms and conditions contained herein applicable to Licensee. Licensee will not knowingly appoint the sub-distributors who intend or are likely to resell them outside the Territory.

2.5

Any service, use, promotion, distribution and marketing of the Local Version outside the Territory and any use of the Technical Information for any purpose other than performance under this Agreement are strictly prohibited.

2.6	Licensee shall provide the service of the Local Version only by way of the PC on-line method (excluding mobile access) using the Servers.

2.7

The Local Version shall be serviced, promoted, distributed and marketed under the titles, trademark, character names and other names of the Game (hereinafter referred to as “Title”) as originally created and used by Licensor, and/or as modified herein pursuant to the terms of Article 2.7. Notwithstanding the foregoing, if a change to any of the foregoing Titles is required as a result of any special lingual or social circumstance of the Territory, the Parties shall decide and use a new Title (hereinafter referred to as “New Title”) for the Local Version. All of the rights in or to the Title and New Title shall be exclusively owned by Licensor and Licensee shall not use any such Title or New Title in a manner that falls outside the scope of this Agreement without the prior written approval of Licensor.

2.8

All of the rights in or to the Game and Local Version, except as granted under this Agreement, including but not limited to the rights to the character business of the Game, shall remain exclusively with Licensor.

2.9

Licensee shall initiate the Commercial Service of the Local Version within Six (6) months from the Effective Date, Provided that such Commercial Service shall be commenced only after the service closing date of the Thai version of the Game (“Current Service Game” ) the service of which is being performed by Licensor’s current Licensee “Asiasoft Corporation Public Co., Ltd.( “Asiasoft” )” in the Territory. The Current Service Game shall be expected to be closed within Four (4) months from the Effective Date according to the Termination Agreement between Licensor and Asiasoft.

ARTICLE 3: LOCALIZATION

3.1

Licensor shall deliver to Licensee such localization materials, including game texts, scripts, manual texts, documentation, and marketing materials (the “Localization Materials”) for the Game as are necessary for Licensee to translate the Game into the Local Version for the exploitation of the Game within the Territory.

3.2

Upon receipt of the Localization Materials, Licensee shall, at its own expense, perform translation or recordings of the Localization Materials into Local Language to the reasonable satisfaction of Licensor (“Translation”). The Translation shall be made faithfully and accurately, shall be of good quality and shall consist of the whole of the textual, graphical and audio material provided in the Localization Materials, without alteration, abridgment, or supplement, unless Licensee has received the express written consent of Licensor approving such modification.

3.3

In case the Translation or Contents of the Game requires modification because it may contain false, misleading, fraudulent, libelous or obscene or other matter which is unlawful or which may give rise to a criminal or civil cause of action, or will otherwise be considered obscene, inappropriate, or offensive to the sensibilities of the End Users located in the Territory due to cultural morals and norms, Licensee shall inform Licensor of such required modifications and the reasons thereof and Licensor shall consent to such modifications so long as such modifications do not materially change the original work.

3.4

Licensor reserves the right to disapprove the Translation before integrating it into the Game. Licensee will submit the Translation to Licensor for review. Licensor shall then provide, within a reasonable amount of time, its acceptance or comments detailing modifications to the Translation, and Licensee shall effect any modifications directed by Licensor and, as soon as reasonably practicable, shall re-submit the new Translation for approval by the Licensor and the above approval procedure shall be repeated until such items are approved by the Licensor.

3.5

All costs and expenses arising from the performance of Licensee’s obligations in this Article 3 shall be borne by Licensee, including the costs of compensating all translators. Licensee agrees to obtain from all translators proper written grants of all rights to their works.

3.6

The Game shall be serviced in the Territory only in the manner permitted by Licensor under this Agreement. Licensee shall be strictly prohibited from any modification, amendment or revision to any part of the Game including the Title of the Game and the name of the characters in the Game, without the prior written approval of Licensor.

3.7

Licensee’s Billing System must be tested, analyzed and approved by Licensor prior to being used in the Local Version. If the Licensee’s Billing System is considered suitable for the Local Version by Licensor, such Billing System shall be applied to the Local Version. If Licensee’s Billing System has unavoidable or other serious technical conflicts against the Local Version and may cause serious problem for the service of the Local Version, Licensee shall agree to use a Billing System recommended by Licensor for the purpose to mutually manage the local billing transparently. Upon Licensee’s request, Licensor shall dispatch its billing account manager to synchronize Billing System with the Local Version and incurring expense for this procedure shall be borne by Licensor. Licensee shall approve the real-time access of Licensor to the Billing System and Game Database only for the purpose of collecting the information necessary to calculate Royalty payment and to analyze the number of End-Users, including, but not limited to, the maximum and average of daily concurrent End-Users and the registered number of End-Users in the Territory. Licensee shall make best efforts to provide an appropriate database interface and adapt such formulated System and Network policy and technical configuration as suggested by Licensor, which enables Licensor to monitor the aforementioned information in real-time basis.

ARTICLE 4: INSTALLATION AND MAINTNANCE ASSISTANCE

4.1

During the term of this Agreement, Licensor shall provide Licensee with installation and maintenance assistance and support as determined by the Licensor sufficient to enable Licensee to provide and maintain high-quality service for the Local Version. This assistance shall include, but not limited to, software installation and set-up, maintenance support, patches and updates used by the Game software, reasonable and appropriate support and assistance for the localization of the Game into Local Version, training Licensee’s personnel in respect of the maintenance and operation of the software for the Local Version provided that, any and all expenses actually incurred by any engineers dispatched by Licensor to perform the above installation and maintenance assistance in this Article 4.1, including, without limitation, traveling cost including all round-trip airfare from Licensor to Licensee office, lodging, and other general living expenses incurred during their stay at Licensee’s premises, shall be borne by Licensee.

4.2

During the term of this Agreement, Licensor shall receive Licensee’s personnel in its office in Korea for training with respect to the service of the software for the Local Version and the maintenance and operation of the Servers upon Licensee’s reasonable request. The number of the trainees from Licensee shall not exceed three (3) persons at one time and the total period of training shall not exceed seven (7) man-days (based on eight (8) hours of training per trainee per day) per person sent, unless otherwise agreed in writing by Licensor. All of the expenses for travel, lodging, food and other general living expenses incurred by such sent personnel of Licensee shall be borne by Licensee. Engineers sent by Licensor to Licensee shall provide training to any local staff if necessary.

4.3	Any further assistance may be rendered by Licensor upon mutual agreement of the Parties.

4.4

Licensee shall have the rights to perform the modification of the Local Version decided by Licensor to be reasonably necessary for the service of the Local Version the scope and contents of which shall be approved by Licensor in writing prior to such modification.

ARTICLE 5: ROYALTY PAYMENT AND TAXES

5.1	License Fee

Licensee shall pay to Licensor a non-recoupable and non-refundable sum of Four Hundred Thousand United States Dollars (USD400,000) as License Fee in the following instalments:

(a)	USD200,000	:	within Fifteen (15) days from the Effective Date upon Licensee’s receipt of the invoice issued by Licensor.

(b)	USD200,000	:	within Fifteen (15) days from the date of Licensee’s receipt of the invoice issued by Licensor after Closed Beta Test.

5.2	Minimum Royalty

Licensee shall pay to Licensor non-refundable sum of Six Hundred Thousand United States Dollars (USD 600,000) as Minimum Royalty only for the period of first One (1) year starting from the first Commercial Launch Date ( “First Year MG” ) in the following instalments:

(a)	USD 150,000	:	within Fifteen (15) days from the Commercial Launch Date upon Licensee’s receipt of the invoice issued by Licensor.

(b)	USD 150,000	:	by the 15th day of the 4th month following the month to which the initial Commercial Launch Date belongs upon Licensee’s receipt of the invoice issued by Licensor.

(c)	USD 150,000	:	by the 15th day of the 7th month following the month to which the initial Commercial Launch Date belongs upon Licensee’s receipt of the invoice issued by Licensor.

(d)	USD 150,000	:	by the 15th day of the 10th month following the month to which the initial Commercial Launch Date belongs upon Licensee’s receipt of the invoice issued by Licensor.

For avoidance of doubt, if any, the First Year MG that has not been recouped against the Royalty generated until the day before the first anniversary of the first Commercial Launch Date shall not be recouped as MG against the Royalty generated on and after the first anniversary of the Commercial Launch Date ( “Second Year Royalty” ), and Licensee shall pay the Second Year Royalty according to Article 5.3 without any recoupment or set-off even if aggregated Royalty does not exceed First Year MG paid to Licensor. Further, notwithstanding any other provisions herein, whether the Local Version is commercially launched or not, if any, the MG that has not been recouped against the Royalty until the expiration or termination hereof shall not be further recouped or refunded to Licensee.

5.3	Royalty Payment

Licensee shall pay to Licensor as Royalty Payments Twenty percent (20%) of the Gross Sales Amount paid by End Users during the commercial period of this Agreement. Licensee shall provide Licensor with a report (“Monthly Report”) on a monthly basis within Ten (10) days after the end of the applicable month(“Applicable Month”). Monthly Report shall contain detailed information concerning the number of subscriptions purchased (if any), Gross Sales Amount, Net Sales Amount, the number of End Users (itemized to list both paying and non-paying End Users), channeling, payment gateway commissions and sales tax amount for the applicable month. After receipt of Monthly Report, Licensor shall provide the Licensee with an invoice for a given financial month in the amount of royalty set forth in the Monthly Report. All the payments of the Royalty shall be computed on a monthly basis (“Royalty Period”), and shall be due and payable by wire transfer to a bank account designated by Licensor within Twenty (20) days after receipt of the Licensor’s invoice therefor.

5.4

Any and all payments under this Agreement by Licensee to Licensor shall be made in US Dollars (USD) and by wire transfer to any bank account designated by Licensor. Further, exchange rate shall be the monthly average exchange rate declared by Bank of Thailand in Territory at the end of the Applicable Month.

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5.5

In the event any payment is not made by Licensee within the due date described in this Agreement, a default interest at the rate of Eighteen percent (18%) per annum of the actual amount of delayed payment shall be applied. For the avoidance of doubt, Licensor’s entitlement to such default Interest pursuant to this Article 5.5 shall not affect any of the other rights of Licensor under this Agreement.

5.6

Except as may be otherwise provided for herein, unless explicitly approved in writing by Licensor, Any and all taxes including the sales tax, value added tax, income tax, duties, fees and other government charges of any kind on any payment to Licensor under this Agreement shall be borne by Licensee, provided, however, if any government in the Territory requires Licensee to withhold the withholding tax on the payment to Licensor, Licensee is allowed to withhold such tax no more than (15)% from such payments only if Licensor is entitled to receive such payments as a tax credit under the relevant laws of Korea or any existing tax treaty between the respective countries of operation of Licensor and Licensee. In the event that any amount is withheld for the tax payment under this Article 5.6, Licensee shall promptly inform Licensor of such payment and provide Licensor with a certification issued by the relevant tax authorities with respect to the relevant payment. Any withholding tax in excess of the aforesaid limit shall be borne by Licensee, and shall not be deducted from the actual payment amount.

5.7	Licensee shall hold Licensor harmless from all claims and liability arising from Licensee’s failure to report or pay such taxes, duties, fees and other governmental charges of any kind.

5.8

If Licensee shall be prevented by order or regulation of the government of the Territory from transmitting any payment due hereunder then Licensor shall nominate in writing an alternative method of collecting such payment which shall not be restricted by such order or regulation and such alternative method shall be binding on Licensee until such order or regulation shall be withdrawn.

ARTICLE 6: REPORT & AUDIT

6.1

Licensee shall provide Licensor with all relevant and non-privileged information pertaining to the development of its business in relation to the Local Version. Without limiting the generality of the foregoing, Licensee shall inform Licensor promptly in the event of its launch of the beta tests or the commercial service of the Local Version.

6.2

Licensee shall provide Licensor with a monthly report (the “Monthly Report”) within Ten (10) days after the end of the applicable month. Such report shall be in writing and discuss Licensee’s business activities in relation to the Local Version, including, but not limited to, the number of End-Users including the calculation of the Gross Sales Amount, the maximum and average number of concurrent End-Users, the fees charged by Licensee, the total service amounts for the pertinent month, the amounts spent on advertising activities, complaints received from End Users and market trends in the Territory.

6.3

Licensee shall keep all of their records, contractual and accounting documents and company documents in relation to its business and other activities related to this Agreement in its principal offices during the term of this Agreement and for not less than five (5) years after the expiration or termination of this Agreement.

6.4

During the term of this Agreement and for five (5) years after the expiration or termination hereof, Licensor may by itself or through an accountant designated by Licensor investigate and audit the accounting documents of Licensee with respect to its Game business upon seven (7) days prior written notice to Licensee. For this purpose, Licensor may request Licensee to produce relevant documents, and may visit Licensee’s office and make copies of Licensee’s documents. Licensee shall provide all assistance and co-operation required by Licensor for such investigation and audit.

6.5	All expenses incurred for such investigation and audit shall be borne by Licensor.

6.6

If such investigation and audit reveals underpayment by greater than five percent (5%) of the Royalty Payment amount for any Royalty Period, Licensee shall bear all expenses for such investigation and audit and shall immediately pay to Licensor the unpaid amount together with a per annum default interest thereon equivalent to 18% percent thereof. In the event of Licensee’s understatement of the Royalty Payment amount without any justifiable reasons, Licensor shall be entitled to terminate this Agreement pursuant to Article 13.3(b) below.

ARTICLE 7: ADVERTISING & PROMOTION

7.1	Licensee shall exert its best efforts to advertise, promote and perform marketing activities for the Local Version in the Territory.

7.2

Licensor will provide Licensee with samples of the marketing and promotional materials for the Local Version that have been or will be produced on behalf of Licensor during the term of this Agreement. Licensee shall pattern all its advertising, marketing and promotional materials for the Local Version in the Territory after the samples furnished to Licensee by Licensor, and Licensee shall provide Licensor with samples of the advertising, marketing and promotional materials for the Local Version produced by Licensee no later than seven (7) days before launching of each campaign. Within seven (7) days after receiving the samples of Licensee’s advertising, marketing and promotional materials, Licensor shall notify Licensee in writing of Licensor’s approval or disapproval thereof, or of any changes that Licensor may require Licensee to make thereto.

7.3

Except as otherwise provided herein, the ownership of and the copyright in the marketing and advertising materials produced or used by Licensee on the Local Version (“Advertising Materials”) shall remain exclusively with Licensor, and Licensee shall not use the Advertising Materials for any purpose other than promotion, distribution, marketing and advertising of the Local Version pursuant to the terms and conditions of this Agreement.

7.4

Licensee may provide End Users with such number of free Game Points and free accounts as may be reasonably necessary, in Licensee’s sole discretion, for the purposes of the promotion, operation and advertisement of the Local Version only with prior written approval from Licensor. Detailed information regarding free Game Points and accounts provided by Licensee to End Users shall be supplied to Licensor on a monthly basis in Monthly Report required by Article 6.2, hereof.

7.5

An off-line event for advertising and promotion of the Local Version ( “Promotion Event” ) shall be hosted by Licensee at least One(1) time every year during the Term hereof, and in each of the Promotion Events, a cash award more than USD100,000 shall be given to the participants of such event.

7.6

Both Licensor and Licensee agree that the whole profits generated from the sales of game items separately produced for “Love Daddy Event” shall be donated to the government of Thailand and the details of donation shall be reported to Licensor on the Monthly Report separately.

ARTICLE 8: OTHER OBLIGATIONS OF LICENSEE

8.1	Licensee shall exert its best efforts to supply, distribute and promote the Local Version in the Territory.

8.2

Except as provided herein Licensee shall be solely responsible for service, use, promotion, distribution and marketing of the Local Version in the Territory, and Licensor shall not be responsible for or obligated to provide any of the foregoing above and beyond the obligations stated in this Agreement.

8.3

Licensee shall provide full and comprehensive installation and maintenance support to End Users to assist them in their use of the Local Version as approved by Licensor, including but not limited to Licensee’s maintaining 24-hour installation and maintenance contact window, on-line customer services, sufficient outbound bandwidth and circuits for operating business under this Agreement, and game servers required for on-line game operation.

8.4

Licensee shall provide its best efforts to protect the Intellectual Property rights of Licensor and shall assist Licensor to procure appropriate legal and administrative measures against any and all activities by third parties infringing the Game, the Local Version or any of the Intellectual Property rights of Licensor on or in relation to the Game, including without limitation to, manufacture or sales of counterfeiting CDs, manuals, workbooks or other products.

8.5	Licensee shall abide by all laws and regulations of the Territory in its service, use, promotion, distribution and marketing of the Local Version in the Territory.

8.6

Licensee shall provide a prior written notice to Licensor in the event Licensee intends to change its marketing strategies, including advertising, marketing, promotional materials, product packaging and price policies relating to the Local Version, and other important policies.

8.7

Licensee shall indemnify and hold harmless for Licensor and as well as their respective officers and employees from any kind of losses, costs, expenses or liabilities, including reasonable attorneys’ fees resulting from any claim, whether in tort, contract, product liability or otherwise by a third party on or in relation to Licensee’s service, use, promotion, distribution and marketing of the Local Version.

8.8

Upon Licensor’s request, Licensee shall provide Licensor with a reasonable amount of suitable office space and office supplies in Licensee’s office for the auditing activities of Licensor. Access to such office space shall be limited only to persons designated by Licensor. Except as otherwise provided herein, all expenses incurred by Licensor’s employees and auditor sent to Licensee’s offices for transportation, postage, telecommunications, lodging, food and other general living expenses, and the salaries for such employees during their stay at such offices shall be borne and paid by Licensor.

8.9

Licensee shall not (a) copy, modify, display or distribute to any person all or any part of the Game or the Local Version, except as provided for herein; (b) disassemble, decompile or reverse engineer the Game or the Local Version, or any part thereof; (c) use, distribute or provide the Game or the Local Version to any third parties, except as authorized in this Agreement; (d) distribute or make the Game or the Local Version, or any executables derived or produced therefrom; (e) knowingly distribute, make available or disclose the Game or the Local Version to any third party except as authorized herein; (f) license, sublicense, distribute or make available the Game or the Local Version to any third party, except as provided in this Agreement; or (g) assist any other person or entity in doing any of the foregoing. Licensee shall use best efforts to prevent any third party from doing all or any of the foregoing without the permission of Licensor. Licensee shall be responsible for all matters arising out of any payment relating to sub-distributor.

ARTICLE 9: TECHNICAL INFORMATION AND INTELLECTUAL PROPERTY

9.1

The Game, Local Version, Technical Information, translation thereof and Intellectual Property thereof shall be exclusively owned by Licensor whether or not specifically recognized or registered under applicable law, and this Agreement shall not grant Licensee or permit Licensee to exercise any right or license in or to the Technical Information and Intellectual Property except for the License granted under this Agreement. Licensee shall not obtain or try to obtain any registered industrial property or copyright in or over any of the Technical Information and Intellectual Property of Licensor regardless of the Territory and exploitation area.

9.2

Licensor hereby represents and warrants that Licensor is the legal owner of the Technical Information and Intellectual Property; that it has a legal and valid right to grant the rights and license under this Agreement to Licensee, and that the Game and Technical Information do not violate or infringe any patent, copyright and trademark of any third party in Korea.

9.3

Licensor further guarantees and warrants to Licensee that the Game and the corresponding Technical Information and accompanying Intellectual Property, to its knowledge at the time of singing of this Agreement;

(a)	does not violate any Intellectual Property rights of any third party or any rights of publicity or privacy in Korea;

(b)

does not violate any law, statute, ordinance or regulation (including without limitation the laws and regulations governing export control, unfair competition, anti-discrimination or false advertising) of Korea; and

(c)	shall not contain any obscene, child pornographic or indecent content.

9.4

Licensor agrees to indemnify and hold harmless for Licensee from any kind of losses, costs, expenses or liabilities, including actual attorneys’ fees and costs of settlement, resulting from the breach by Licensor of its express warranties given in this Agreement, including, without limitation that provided in Article 9.3, provided that Licensee (a) shall promptly notify Licensor of such claim; (b) Licensee shall cooperate in the defence of such claim and/or any related settlement negotiations; and (c) provides any reasonable assistance requested by Licensor in connection with such claim.

9.5

Licensee shall take all reasonable action to procure appropriate legal and administrative measures against any and all activities (e.g. Private Server) by third parties infringing any of the Intellectual Property rights of Licensor, or to address and answer any third party claims or demands in respect of the Intellectual Property rights at Licensee’s own cost. Licensee shall provide Licensor with detailed information on Licensee’s exploring and blocking activities as to Private Servers every month in Monthly Report in accordance with the requirement of Article 6.2.

ARTICLE 10: LIMITATION OF LIABILITY

10.1

Except as may be otherwise provided for herein, Licensor makes no warranties, express or implied, concerning the Game and the Local Version including but not limited to its merchantability or salability in the Territory.

10.2

In no event will either party be liable to the other for any indirect, consequential, incidental, punitive or special damages, whether based on breach of contract, tort (including negligence) or otherwise, and whether or not such party has been advised of the possibility of such damage.

10.3

The aggregate liability of Licensor under or relating to this Agreement whether in contract, tort (including without limitation negligence) or otherwise, shall be limited to an amount equal to the total amount of the payments made by Licensee during the period of six (6) months preceding the first date in which Licensee demands damages in writing against Licensor.

10.4

Licensee shall solely be responsible for any and all obligations to End Users imposed by the government of the Territory and Licensee shall indemnify and protect Licensor against any and all claims by End Users in the event that Licensee terminates the service of the Local Version to End Users for any reason whatsoever and/or this Agreement for any reason whatsoever.

ARTICLE 11: CONFIDENTIALITY

11.1

All Confidential Information disclosed by either Party under this Agreement shall be maintained in confidence by the receiving Party and shall not be used for any purpose other than explicitly granted under this Agreement. Each Party agrees that it shall provide Confidential Information received from the other Party only to its employees, consultants and advisors who need to know for the performance of this Agreement. The receiving Party shall be responsible for any breach of this Article by its employees, consultants and advisors.

11.2

In the event that any Confidential Information, including but not limited to the source codes of the Game and/or the Local Version, Technical Information and financial information, is disclosed or divulged to any third party who is not authorized to have access to or obtain such Confidential Information under this Agreement, the Parties shall cooperate with each other and exert their best efforts to protect or restore such Confidential Information from such unauthorized disclosure or divulgement. If such disclosure or divulgement of the Confidential Information was made due to the receiving Party’s gross negligence or bad faith, the receiving Party shall be responsible for all of the damages incurred by the disclosing Party, including but not limited to any attorneys’ fees incurred by the disclosing Party in order to protect its rights under this Article 11.

11.3	The confidential obligation shall not apply, in the event that it can be shown by competent documents that the Confidential Information;

(a)	becomes published or generally known to the public before or after the execution of this Agreement without any breach of this Agreement by any Party;

(b)	was known by the receiving Party prior to the date of disclosure to the receiving Party;

(c)

either before or after the date of disclosure is lawfully disclosed to the receiving Party by a third party who is not under any confidentiality obligation to the disclosing Party for such information;

(d)	is independently developed by or for the receiving Party without reference to or reliance upon the Confidential Information; or

(e)

is required to be disclosed by the receiving Party in accordance with the applicable laws and orders from the government or court; provided that, in this case, except for disclosure by Licensor subject to the securities laws and regulations of the United States, the receiving Party shall provide prior written notice of such disclosure to the providing Party and takes reasonable and lawful actions to avoid and/or minimize the degree of such disclosure.

ARTICLE 12: TERM

12.1

This Agreement shall become effective on the Effective Date and shall remain in effect until the day before the Second anniversary of the first Commercial Launch Date unless sooner terminated in accordance herewith.

12.2

This Agreement shall be automatically renewed for successive only One (1) year period, unless either party provides the other with written notice of its intention not to renew at least Three (3) months prior to the end of the initial term of this Agreement(The “First Renewal”). For avoidance of doubt, any further renewal hereof other than the First Renewal shall be agreed in writing between Parties.

ARTICLE 13: TERMINATION

13.1	This Agreement may be terminated upon a mutual written agreement of the Parties.

13.2	Each Party shall have the right to immediately terminate this Agreement;

(a)

upon written notice to the other Party in the event of the other Party’s breach of this Agreement and such breach shall continue for a period of thirty (30) days after the breaching Party’s receipt of written notice setting forth the nature of the breach or its failure to perform and the manner in which it may be remedied;

(b)

if the other Party or its creditors or any other eligible party files for its liquidation, bankruptcy, reorganization, composition or dissolution, or if the other Party is unable to pay any kind of debts as they become due, or the creditors of the other Party have taken over its management; or

(c)	in accordance with Article 13.3 below.

13.3	Notwithstanding Article 13.2 above, Licensor may immediately terminate this Agreement upon a written notice to Licensee;

(a)

if any payment due Licensor including, but not limited to License Fee, Minimum Royalty and Royalty Payment, is not made by Licensee within twenty (20) days after receiving written notice from Licensor for late payment;

(b)	in the event of a willful, gross understatement by Licensee of the payment due Licensor without any justifiable reasons as defined in Article 6.6;

(c)

if the service of the Local Version in the Territory is stopped, suspended, discontinued or disrupted for more than fifteen (15) days during the term of this Agreement due to causes attributable to Licensee; or

(d)

if the Local Version in the Territory is provided upon free or unreasonably low price, compared to fair market value, by Licensee without prior written approval from Licensor except as otherwise specified herein.

13.4

Upon termination, all rights granted to Licensee hereunder shall immediately cease and shall revert to Licensor, and Licensee shall immediately cease servicing of the Local Version and return to Licensor any and all software, technical documents and other materials or information provided by Licensor to Licensee under this Agreement, and shall destroy any and all copies of such software, technical documents, materials or information. Furthermore, Licensee shall provide and deliver to Licensor any and all such information and documents related to the Game and the Local Version, including but not limited to database related to the Local Version and information, data source about the Game and/or the Local Version, and End Users, as may be requested by Licensor.

13.5

No termination of this Agreement shall affect the Parties’ rights or obligations that were incurred prior to the termination. The expiration or termination of this Agreement shall not affect the effectiveness of Articles 1, 6, 8.7, 8.8, 8.9, 9, 10, 11, 13.4, 13.5, 13.6, 13.7, 14, and 15 which shall survive the expiration or termination of this Agreement.

13.6

Licensor shall have no liability to Licensee for damages of any kind, including indirect, incidental or consequential damages, on account of the termination or expiration of this Agreement in accordance with its terms.

13.7

Upon termination or expiration of this Agreement, Licensee shall shut down and terminate the service of the Local Version provided by Licensee. Licensor shall have the right to assume the service of the Local Version one (1) month prior to such termination. Licensor may elect to purchase any equipment purchased by Licensee for the service of the Local Version at the fair market value of such equipment on the date Licensor elects to assume the service of the Local Version as determined by an independent third party expert appointed by mutual consent of the Parties.

ARTICLE 14: FORCE MAJEURE

14.1

Notwithstanding anything in this Agreement to the contrary, no default, delay or failure to perform on the part of either Party shall be considered a breach of this Agreement if such default, delay or failure to perform is shown to be due entirely to causes occurring without the fault of or beyond the reasonable control of the Party charged with such default, delay or failure, including, without limitation, causes such as strikes, lockouts or other labour disputes, riots, civil disturbances, actions or inactions of governmental authorities or suppliers, electrical power supply outage, a failure or breakdown in the services of internet service providers, epidemics, war, embargoes, severe weather, fire, earthquake and other natural calamities or, acts of God or the public enemy.

14.2

If the default, delay or failure to perform as set forth above in Article 14.1 exceeds Sixty (60) days from the initial occurrence, a Party who is not affected by such force majeure event shall have the right to terminate this Agreement with a written notice to the other Party.

ARTICLE 15: GENERAL PROVISIONS

15.1

Licensee may not assign, delegate or otherwise transfer in any manner any of its rights, obligations and responsibilities under this Agreement, without prior written consent of Licensor. Licensor may, with prior written notice to Licensee, assign, delegate or otherwise transfer all or part of its rights, obligations and responsibilities under this Agreement to a third party designated by Licensor.

15.2

It is understood and agreed by the Parties that this Agreement does not create a fiduciary relationship between them, that Licensee shall be an independent contractor, and that nothing in this Agreement is intended to constitute either Party an agent, legal representative, subsidiary, joint venture, employee or servant of the other for any purpose whatsoever.

15.3

If any kind of notices, consents, approvals, or waivers are to be given hereunder, such notices, consents, approvals or waivers shall be in writing, shall be properly addressed to the Party to whom such notice, consent, approval or waiver is directed, and shall be either hand delivered to such Party or sent by certified mail, return receipt requested, or sent by FedEx, DHL or comparable international courier service, or by telephone, facsimile or electronic mail (in either case with written confirmation in any of the other accepted forms of notice) to the following addresses or such addresses as may be furnished by the respective Parties from time to time:

If to Licensor

Attention:	Jin Kim
15F, Nuritkum Square R&D Tower, Worldcup Buk-Ro 396, Sangam-Dong, Mapo-Gu, Seoul, 03925, Korea

E-mail: jinkim@gravity.co.kr

If to Licensee

Attention:	Rithirong Kaewvicheara
20-99 Thanawat Building, 8th Fl., Soi Chulakasem 6 Ngamwongwan Rd., Bangkhen, Nonthaburi, 11000, Thailand

E-mail: rithirongk@extreme.co.th

15.4

No course of dealing or delay by a Party in exercising any right, power, or remedy under this Agreement shall operate as a waiver of any such right, power or remedy except as expressly manifested in writing by the Party waiving such right, power or remedy, nor shall the waiver by a Party of any breach by the other Party of any covenant, agreement or provision contained in this Agreement be construed as a waiver of the covenant, agreement or provision itself or any subsequent breach by the other Party of that or any other covenant, agreement or provision contained in this Agreement.

15.5

This Agreement, including all exhibits, addenda and schedules referenced herein and attached hereto, constitutes the entire agreement between the Parties hereto pertaining to the subject matter hereof, and supersedes all negotiations, preliminary agreements, and all prior and contemporaneous discussions and understandings of the Parties in connection with the subject matter hereof.

15.6	This Agreement shall be written in English and all disputes on the meaning of this Agreement shall be resolved in accordance with English version of this Agreement.

15.7	This Agreement may be amended only upon the execution of a written agreement between Licensor and Licensee that makes specific reference to this Agreement.

15.8	This Agreement shall be governed by and construed in accordance with the laws of the Republic of Korea.

15.9

All disputes, controversies, or differences which may arise between the Parties, out of or in relation to or in connection with this Agreement, or for the breach thereof, shall be finally settled by arbitration in Seoul, Korea, in accordance with Arbitration Rules of the Korean Commercial Arbitration Board and under the laws of Korea. The award rendered by the arbitrator shall be final and binding upon both Parties concerned.

15.10

If any article, sub-article or other provision of this Agreement or the application of such article, sub-article or provision, is held invalid, then the remainder of the Agreement and the application of such article, sub-article or provision to persons or circumstances other than those with respect to which it is held invalid shall not be affected thereby.

15.11	Headings in this Agreement have been inserted for purpose of convenience only and are not to be used in construing or interpreting this Agreement.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first above-written.

Gravity Co., Ltd.	Electronics Extreme Ltd.

By:	By:
Name: Hyun Chul Park	Name: Thanin Piromward
Title: CEO	Title: CEO
Date:	Date: